                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (AMENDMENT NO. 5)(1)

                       ALL AMERICAN COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                   Common Stock, par value $0.0001 per share
               Class B Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                        016480105, 016480204, 016480402
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                               Anthony J. Scotti,
      1999 Avenue of the Stars, 16th Floor, Los Angeles, California 90067
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                November 5, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)


--------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                         FORMS                                  7060
--------------------------------------------------------------------------------

CUSIP No.     016480105               13D                     PAGE 2 OF 13 PAGES
      016480204, 016480402
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                 ANTHONY J. SCOTTI
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                                                        0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                                        0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                                          0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                                        0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           0
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
                           IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D                         FORMS                                  7060
--------------------------------------------------------------------------------

CUSIP No.     016480105               13D                     PAGE 3 OF 13 PAGES
      016480204, 016480402
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                 BENJAMIN J. SCOTTI
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                                                        0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                                        0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                                          0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                                        0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           0
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
                           IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D                         FORMS                                  7060
--------------------------------------------------------------------------------

CUSIP No.     016480105               13D                     PAGE 4 OF 13 PAGES
     016480204, 016480402
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                 MYRON I. ROTH
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                                                        0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                                        0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                                          0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                                        0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           0
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
                           IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D                         FORMS                                  7060
--------------------------------------------------------------------------------

CUSIP No.     016480105               13D                     PAGE 5 OF 13 PAGES
     016480204, 016480402
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                 THOMAS BRADSHAW
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                                                        0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                                        0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                                          0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                                        0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           0
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
                           IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D                         FORMS                                  7060
--------------------------------------------------------------------------------

CUSIP No.     016480105               13D                     PAGE 6 OF 13 PAGES
     016480204, 016480402
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                 SYDNEY D. VINNEDGE
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                                                        0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                                        0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                                          0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                                        0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           0
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
                           IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D                         FORMS                                  7060
--------------------------------------------------------------------------------

CUSIP No.     016480105               13D                     PAGE 2 OF 13 PAGES
     016480204, 016480402
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                 LARRY E. LAMATTINA
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                                                        0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                                        0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                                          0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                                        0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           0
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
                           IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 5 TO SCHEDULE 13D



        This Amendment No. 5 to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on May 29, 1990 on behalf of Scotti Brothers Entertainment Industries, Inc., a Delaware corporation ("Scotti Brothers") , Anthony J. Scotti ("A. Scotti") and Benjamin J. Scotti ("B. Scotti"), as amended by Amendment No. 1 to such Schedule 13D filed with the Commission on September 20, 1990, Amendment No. 2 to such Schedule 13D filed with the Commission on October 9, 1990, Amendment No. 3 to such Schedule 13D filed with the Commission on October 31, 1990 and Amendment No. 4 to such
Schedule 13D filed with the Commission on March 7, 1991 on behalf of Myron I. Roth ("Roth"), Thomas Bradshaw ("Bradshaw") and Sydney D. Vinnedge ("Vinnedge"). In addition to the Issuer (as defined below in Item 1), A. Scotti, B. Scotti, Roth, Bradshaw and Vinnedge, this Amendment No. 5 to Schedule 13D is being filed on behalf of Larry E. Lamattina ("Lamattina"). A. Scotti, B. Scotti, Roth, Bradshaw, Vinnedge and Lamattina constituted certain shareholders of the Issuer prior to the Merger (as defined below).

        Except as expressly amended hereby, the information set forth in such
Schedule 13D, Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D, Amendment No. 3 to Schedule 13D and Amendment No. 4 to Schedule 13D (including the Exhibits and Appendices thereto) is incorporated herein by this reference.


ITEM 1. SECURITIES AND ISSUER.

        This Statement relates to the common stock, par value $.0001 per share ("Common Stock"), and the Class B common stock, par value $.0001 per share, of All American Communications, Inc. (the "Issuer"). The principal executive offices of the Issuer are 808 Wilshire Boulevard, Santa Monica, California 90401.


ITEM 2. IDENTITY AND BACKGROUND

        The following information amends the information set forth in Item 2 to Amendment No. 4 to the Schedule 13D as to A. Scotti, B. Scotti, Roth, Bradshaw and Vinnedge and provides information with respect to Lamattina. Each of the reporting persons noted below is a U.S. citizen, and the business address of the persons noted below is 808 Wilshire Boulevard, Santa Monica, California 90401, except for A. Scotti and B. Scotti whose business address is 1999 Avenue of the Stars, Los Angeles, California 90067 and Lamattina whose business address is 1325 Avenue of the Stars, New York, New York 10019.

A. SCOTTI
Principal Occupation:
Director, Chairman and Chief
Executive Officer of the Issuer
(until November 7, 1997); Director and
Chairman and Chief Executive Officer of
Global Media Management, Inc.
(subsequent to November 7, 1997)

B. SCOTTI
Principal Occupation:
Director, Senior Executive
Vice President and Executive
Vice President, Record Group of the Issuer
(until November 7, 1997); Director of
Global Media Management, Inc.
(subsequent to November 7, 1997)

ROTH
Principal Occupation:
Chief Operating Officer
and President of the Issuer

BRADSHAW
Principal Occupation:
Chief Financial Officer
and Senior Executive Vice President of the Issuer

VINNEDGE
Principal Occupation:
Senior Executive Vice President
of the Issuer

LAMATTINA
Principal Occupation:
Chief Executive Officer and President
of All American/Fremantle Television Group of the Issuer

        During the past five years, none of the reporting persons (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 4.  PURPOSE OF TRANSACTION

        On October 7, 1997, Pearson Merger Company, Inc., a Delaware corporation (the "Purchaser"), which was a wholly-owned indirect subsidiary of Pearson plc, a corporation organized under the laws of England (the "Parent"), commenced a tender offer (the "Offer") to purchase all of the outstanding shares of Common Stock and Class B Common Stock of the Issuer (the Common Stock and the Class B Common Stock are collectively referred to as the "Shares") at a price per Share of $25.50 in cash, net to the seller, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated October 7, 1997, as amended or supplemented, and the related Letter of Transmittal (which together constitute the "Offer Documents") included in the Tender Offer Statement on Schedule 14D-1, dated October 7, 1997 and as amended and supplemented thereafter, filed by the Purchaser and the Parent on October 7, 1997 with the Securities and Exchange Commission (the "Commission"). The Offer Documents indicated that the principal executive offices of the Parent are located at 3 Burlington Gardens, London W1X 1LE, England, and the principal executive offices of the Purchaser were located at 30 Rockefeller Plaza, New York, New York 10112.

        The Offer was made pursuant to the Agreement and Plan of Merger, dated as of October 1, 1997 (the "Merger Agreement"), by and among the Issuer, the Parent and the Purchaser, all as more fully described in the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed by the Issuer with the Commission on October 7, 1997. Pursuant to the Merger Agreement, following the expiration of the Offer on November 4, 1997 and upon the satisfaction of certain conditions set forth in the Merger Agreement, all of which had occurred by November 7, 1997, the Purchaser was merged with and into the Issuer (the "Merger"), effective November 7, 1997 (the "Effective Time"). As a result of the Merger, the separate corporate existence of the Purchaser ceased, and the Issuer was the surviving corporation in the Merger (the "Surviving Corporation").

        At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than shares owned by the Parent, the Purchaser or any other subsidiary or affiliate of Parent or Shares held by stockholders who properly exercised their appraisal rights pursuant to Section 2622 of the General Corporation Law of the State of Delaware) were, by virtue of the Merger and without any action by the holder thereof, converted into the right to receive $25.50 in cash, net to the seller, without interest thereon (the "Merger Consideration") upon the surrender of the certificate representing such Shares.

        In the Merger Agreement, the Parent acknowledged that the consummation of the Offer and the Merger constituted an "Event" (as defined in the Issuer's 1991 Incentive Stock Option Plan and 1994 Stock Incentive Plan (collectively, the "Plans")) with respect to the stock options granted thereunder, certain other stock options granted by the Issuer and other stock options specified in the Merger Agreement and that the vesting of such options became accelerated as a result of the acceptance of the Offer by the Parent so as to permit the exercise of any such unvested options and tender of the underlying Shares. At the Effective Time, each holder of a then outstanding stock option or warrant to purchase Shares, whether or not then exercisable, received, in settlement thereof (except to the extent otherwise agreed to by the holder of the option or warrant, the Issuer and Parent) from the Issuer (from funds provided by Parent to the paying agent) for each Share subject to such stock option or warrant an amount in cash equal to the excess, if any, of the Merger Consideration over the per Share exercise price of such stock option or warrant (such amount is hereinafter referred to as the "Option Consideration"). Upon receipt of the Option Consideration, the stock option or warrant was canceled.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

        As a condition and inducement to the Parent's and the Purchaser's entering into the Merger Agreement and incurring the liabilities therein, concurrently with the execution and delivery of the Merger Agreement, A. Scotti,
B. Scotti, Roth, Bradshaw, Vinnedge, Lamattina (collectively, the "Selling Stockholders") and The Interpublic Group of Companies, Inc. ("Interpublic"), who owned or shared voting power and dispositive power with respect to approximately 55.79% of the Shares (excluding Shares issuable upon exercise of stock options and warrants), entered into that certain Stockholders Agreement, dated October 1, 1997 (the "Pearson Stockholders Agreement"), by and among the Parent, the Purchaser, Interpublic and the Selling Stockholders which was filed on October 7, 1997 with the Commission as Exhibit 3 to the Schedule 14D-9. In the Pearson Stockholders Agreement, the Selling Stockholders and Interpublic represented that they owned, in the aggregate, 6,789,260 Shares.

        Pursuant and subject to the terms and conditions Pearson Stockholders Agreement, each Selling Stockholder severally agreed to tender his respective Shares and any Shares subsequently acquired pursuant to exercises after the date thereof of options or warrants to purchase Common Stock or Class B Common Stock (the "Subject Shares") into the Offer in accordance with the terms and conditions of the Offer and to not withdraw any Subject Shares so tendered unless the Merger Agreement was terminated in accordance with its terms. In addition, each Selling

Stockholder agreed to sell to the Purchaser, and the Purchaser agreed to purchase, all of such Selling Stockholders' Subject Shares at a price per Share equal to $25.50 or such higher price per Share as may have been offered by the Purchaser in the Offer (the "Purchase Price"), provided that such obligation to purchase was subject to the Purchaser having accepted Shares for payment under the Offer and the other conditions described in the Merger Agreement having been satisfied.

        As a result of their execution of the Pearson Stockholders Agreement, the Reporting Persons took the following actions to dispose of all of their respective record or beneficial ownership of the Issuer's Shares:

        On October 27, 1997, A. Scotti, B. Scotti, Roth and Bradshaw tendered 1,435,995, 1,435,995, 340,850 and 250,000 shares of Common Stock to the depositary for the Offer pursuant to the Pearson Stockholders Agreement, constituting all of their respective shares of Common Stock. On November 3, 1997, Vinnedge tendered 141,875 shares of Common Stock to the depositary for the Offer pursuant to the Pearson Stockholders Agreement, constituting all of his shares of Common Stock. On November 4, 1997, the Offer expired pursuant to its terms, and, on November 5, 1997, the Purchaser accepted for payment all shares of Common Stock and Class B Common Stock tendered in the Offer, including all shares of Common Stock tendered by A. Scotti, B. Scotti, Vinnedge, Roth and Bradshaw. On November 7, 1997, pursuant to the Merger Agreement, the Selling Stockholders submitted to the Issuer all of their respective stock options for Common Stock or Class B Common Stock under the Plans or otherwise in exchange for the payment of the Option Consideration by the Issuer, thereby resulting in the cancellation of all such stock options. As part of such exchange, Lamattina also submitted all of his shares of restricted Common Stock in cancellation thereof in consideration for a cash payment by the Issuer.

        As a result of the foregoing, none of the Reporting Persons have been since November 7, 1997 the record or beneficial owners of any shares of Common Stock or Class B Common Stock of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

None

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 18, 1997

                                            /s/ ANTHONY J. SCOTTI
                                            -----------------------------------
                                            Anthony J. Scotti

Date:   November 18, 1997

                                            /s/ BENJAMIN J. SCOTTI
                                            -----------------------------------
                                            Benjamin J. Scotti

Date:   November 18, 1997

                                            /s/ MYRON I. ROTH
                                            -----------------------------------
                                            Myron I. Roth

Date:   November 19, 1997

                                            /s/ THOMAS BRADSHAW
                                            -----------------------------------
                                            Thomas Bradshaw

Date:   November 19, 1997

                                            /s/ SYDNEY D. VINNEDGE
                                            -----------------------------------
                                            Sydney D. Vinnedge

Date:   November 19, 1997

                                            /s/ LAWRENCE E. LAMATTINA
                                            -----------------------------------
                                            Lawrence E. Lamattina